UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number:  001-38734

Weidai Ltd.
(Translation of registrant’s name into English)

50/F, West Building, Fortune Finance Center

No. 33 Jiefang East Road

Jianggan District, Hangzhou

Zhejiang Province

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):___

Weidai Ltd. Announces Change of Chief Financial Officer

Weidai Ltd. (the “Company” or “Weidai”) today announced that Mr. Leo Li will resign as chief financial officer for personal reasons, effective immediately. The Company notes that Mr. Li’s departure is not based on any disagreement with the Company’s accounting principles, practices or financial statement disclosures.

Mr. Feng Chen, an executive director of the Company, will be appointed to serve as chief financial officer of the Company, effective immediately. Mr. Chen joined Weidai in 2015 and has extensive experience in accounting and finance. His previous work experiences include Greentown E-commerce, Fullerton Investment & Credit Guarantee Co. Ltd., Tianjin Rural Commercial Bank Co., Ltd., Deloitte Consulting LLP, SAS Institute Inc., BearingPoint and Ernst & Young LLP. Mr. Chen is a certified public accountant in China and Australia.

Mr. Chen will no longer serve on the audit committee (the “Audit Committee”) of the Company’s board of directors. Effective immediately, the Audit Committee will consist of two independent directors, Mr. Poi Lam William Yuen and Prof. Tony Cai.

Mr. Hong Yao, the Company’s chairman and chief executive officer, commented “Leo has been a valued member of our management team and has contributed significantly to the success of Weidai’s business and its successful U.S. IPO and NYSE listing in 2018. As chief financial officer, Leo championed company-wide efforts to achieve Weidai’s strategic goals and create shareholder value. On behalf of the Board, I would like to thank Leo for his contribution and service to the Company and wish him every success in his future endeavors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Weidai Ltd.
(Registrant)

Date: July 25, 2019	By:	/s/ Hong Yao
	Name:	Hong Yao
	Title:	Chairman and Chief Executive Officer